As filed with the Securities and Exchange Commission on May 16, 2017

Registration No. 333-217963

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST EFFECTIVE AMENDMENT NO. 1

TO

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PROTAGENIC THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	06-1390025
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

149 Fifth Avenue, Suite 500, New York, New York	10010
(Address of Principal Executive Offices)	(Zip Code)

PROTAGENIC THERAPEUTICS, INC. 2016 EQUITY COMPENSATION PLAN

(Full title of the plan)

Alexander K. Arrow

Chief Financial Officer

149 Fifth Avenue, Suite 500

New York, NY 10010

(Name and address of agent for service)

212-994-8200

(Telephone number, including area code, of agent for service)

with copies of communications to:

Kenneth S. Goodwin, Esq.

Meister Seelig & Fein LLP

125 Park Avenue, 7th Floor

New York, NY 10017

(212) 655-3563

CALCULATION OF REGISTRATION FEE

No additional registration fee is due because no additional shares are being registered.

Explanatory Note

This Post-Effective Amendment No. 1 to Registration Statement No. 333-217963 is being filed to amend Exhibit 5.1, opinion of Meister Seelig & Fein LLP (“MSF”) regarding legality.

The Registration Statement filed by the Registrant on May 12, 2017 erroneously included correspondence from MSF instead of the requisite opinion regarding legality. To correct this error, the Registrant is filing this Post-Effective Amendment to include the opinion of MSF regarding legality.

The contents of Registration Statement No. 333-217963 (including all exhibits thereto) are hereby incorporated by reference.

Item 8. Exhibits

The exhibit to be filed or included as part of this Post-Effective Amendment No. 1 is as follows:

5.1	Opinion of Meister Seelig & Fein re legality.
23.1	Consent of Meister Seelig & Fein LLP (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 15th day of May, 2017.

PROTAGENIC THERAPEUTICS, INC.

By:	/s/ Garo H. Armen
Garo H. Armen
Chairman (Principal Executive Officer and Duly Authorized Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Garo H. Armen	Director and Chairman of the Board	May 15, 2017
Garo H. Armen	(Principal Executive Officer)

/s/ Alexander K. Arrow	Chief Financial Officer	May 15, 2017
Alexander K. Arrow	(Principal Financial Officer)

/s/ *	Director	May 15, 2017
Robert B. Stein

/s/ *	Director	May 15, 2017
Khalil Barrage

/s/ *	Director	May 15, 2017
Gregory H. Ekizian

/s/ *	Director	May 15, 2017
Joshua Silverman

* By: /s/ Garo H. Armen

          Garo H. Armen

          Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description of Document
5.1*	Opinion of Meister Seelig & Fein re legality.
23.1	Consent of Meister Seelig & Fein LLP (included in Exhibit 5.1)

*Filed herewith